FOR IMMEDIATE RELEASE
February 5, 1997

                                          Media Contact:  Robert Fort
                                          (757) 629-2710


NORFOLK SOUTHERN COMPLETES TENDER OFFER
FOR 9.9% OF CONRAIL SHARES

NORFOLK, VA -- Norfolk Southern Corporation (NYSE: NSC) today announced that its cash tender offer for shares of Conrail Inc. (NYSE: CRR) at a price of $115 per share was oversubscribed. The offer expired at 12:00 Midnight, New York City time, on Tuesday, February 4, 1997.

      Based on a preliminary count from the depositary for the offer, approximately 66.8 million shares have been tendered, which includes approximately 24.1 million shares subject to guarantees of delivery. Norfolk Southern's subsidiary, Atlantic Acquisition Corporation, accepted for payment 8.2 million Conrail shares in the offer, which represent approximately 9.9% of the outstanding common shares of Conrail (the approximate maximum number of shares Norfolk Southern can buy without triggering Conrail's "poison pill"). The preliminary proration factor under the offer is 12.26% for all Conrail shares tendered. The final proration factor is expected to be announced on or about Tuesday, February 11, 1997, and it is expected that payment for the shares that have been accepted will commence promptly thereafter.

      Norfolk Southern is a Virginia-based holding company with headquarters in Norfolk, Va. It owns a major freight railroad, Norfolk Southern Railway Company, which operates approximately 14,400 miles of road in 20 states, primarily in the Southeast and Midwest, and the Province of Ontario, Canada. The corporation also owns North American Van Lines, Inc., and Pocahontas Land Corporation, a natural resources company.

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